FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of October, 2003

Commission File Number: 1-15232

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(b): 82-

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements in this press release that are not historical facts are forward-looking statements including, without limitation, statements that are predications of future events, trends, plans or objectives. Such statements are based on management’s views and assumptions and are subject to important risks and uncertainties that could cause actual results to differ materially from those expressed or implied in forward-looking statements (or in past results). Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Suez on file with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and Suez undertakes no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Paris, October 30, 2003

Press release

Revenues at September 30, 2003: up 4.4%

• Group revenues:	+ 4.4% (EUR 30.5 billion)

• Group organic growth[1]:	+ 8.4%
– Energy: +9.1%
– Environment: +7%

Total Group revenues at September 30, 2003 were EUR 30.5 billion, up 4.4% compared with the figure for the same period in 2002. Most revenues (89.4% of the total) were generated in Europe and North America. Europe alone accounted for 76.5%, and the Group recorded there a 5.4% growth.

These revenue growth figures include the favorable impact of the increase in natural gas prices between September 30, 2002 and September 30, 2003, a slight benefit from changes in Group structure, and adverse exchange rate fluctuations.

•	Natural gas prices: + EUR 357 million, resulting from an increase in natural gas prices compared with September 30, 2002.

•	Changes in Group structure (+ EUR 29 million): these consisted mainly in the partial sale of Northumbrian (- EUR 595 million), the proportional consolidation of Acea Electrabel S.p.A and Tirrenopower (formerly Interpower) in Italy, and the full consolidation of Polaniec in Poland (+ EUR 562 million for the three firms together).

•	Exchange rate fluctuations (- EUR 1,194 million, of which—EUR 277 million concerned Nalco): this consisted mainly of losses on the US dollar (- EUR 612 million), the Brazilian real (- EUR 250 million) and the pound sterling (- EUR 98 million).

On a comparable basis, and excluding Nalco (the company is currently being sold), organic revenue growth was 8.4% with both Energy (+ 9.1%) and Environment (+ 7%) contributing.

In Energy, growth was sustained due, among others, to the startup of four new power stations (+ EUR 316 million), increased LNG sales in the United States (+ EUR 307 million), and natural gas sales outside Belgium and generation park and contract portfolio optimization measures (+ EUR 291 million).

Water business growth in Europe and new contract awards won by Degrémont contributed + EUR 245 million to the growth in the Environment sector.

1 On a 2002/2003 comparable basis, i.e. on a constant structural basis and excluding Nalco (now being sold), at constant exchange rates, and excluding natural gas price variations

REVENUE CONTRIBUTION BY BUSINESS ACTIVITY

(in EUR millions)	September 30, 2003	September 30, 2002(1)	Gross change	Organic growth(2)
Energy	19,091.2	17,181.1	11.1%	9.1%
Environment, excluding Nalco	9,043.3	9,465.4	-4.5%	7.0%

Total businesses	28,134.5	26,646.5	5.6%	8.4%

Others	539.6	446.1	21.0%	8.3%

Total, excl. Nalco	28,674.1	27,092.6	5.8%	8.4%

Nalco	1,864.5	2,148.1	-13.2%

TOTAL GROUP	30,538.6	29,240.7	4.4%

(1)	Reported in 2002, after netting energy trading purchases and sales.
(2)	On a 2002/2003 comparable basis, i.e. on a constant structural basis and excluding Nalco (now being sold), at constant exchange rates, and excluding natural gas price variations.

GROUP BUSINESS REVENUES TREND

•	ENERGY

The Energy business grew by 11.1%, of which 9.1% came from organic growth. The positive impact of changes in Group structure (+ EUR 636 million) and natural gas price increases (+ EUR 357 million) offset the unfavorable impact of foreign exchange fluctuations (- EUR 576 million).

(in EUR millions)	September 30, 2003	September 30, 2002(1)	Gross change	Organic growth
Electricity & Gas Europe	9,046.7	7,691.0	17.6%	6.5%
Electricity & Gas International	3,271.3	2,810.6	16.4%	37.3%
Energy and Industrial Services	6,773.2	6,679.5	1.4%	1.8%

	19,091.2	17,181.1	11.1%	9.1%

(1)	Trigen contribution (EUR 315 million) transferred from SEI to EGI, and after netting energy trading purchases and sales.

1.	Revenues of Electricity & Gas Europe rose by 17.6% to the end of September 2003. On a comparable basis, revenues rose by EUR 492 million, reflecting 6.5% organic growth.

•	Electricity:

•	In Belgium, total sales grew 0.5%. The total market liberalization in Flanders, effective July 1st 2003, did not result in significant market shares loss, despite the important access to the market for competitors. Excluding sales to major industrial customers, sales prices keep shrinking due both to tariffs reduction and competition pressure. As a result, revenues were almost steady compared with 2002 figures.
•	Outside Belgium, electricity sales grew by EUR 104 million. During this period, these sales represented approximately 40% of EGE’s total electricity sales in volumes.

•	Natural gas:

•	Sales by Electrabel and Distrigaz to natural gas distributors in Belgium rose slightly, after a growth in volumes during the first quarter which was due to the winter proving harsher than the year before, and despite more intense competition in the third quarter.
•	sales outside Belgium show vigorous growth (64.4%, or + EUR 121 million), following one-off sales in Spain during the first half of 2003 as well as new supply contracts in France.

•	sales carried out as part of generation park and contract portfolio optimization measures:

•	These sales of electricity, natural gas and other fuels rose to EUR 1,061 million, an increase of EUR 170 million, mostly from natural gas sales.

2.	Electricity & Gas International had benefited in 2002 from energy rationing in Brazil, but still achieved a 37.3% (EUR 883 million) increase on a comparable structural, exchange rate, and natural gas price basis.

This exceptional level of growth (compared with 24.8% in the 1st half of 2003) is explained mainly by the startup of new plants in early 2003, and also by the continuation of LNG developments.

Growth at the end of September 2003 arose mainly from:

•	North America, the rise in sales by Tractebel LNG North America (+ EUR 307 million, or a 67% volume increase), the impact of a harsh winter so far as Trigen was concerned (+ EUR 42 million), the gradual startup of direct energy sales to industrial and commercial customers under the Tractebel Energy Services Inc.(TESI) banner (+ EUR 89 million) and the startup of three new power stations: Red Hills, Mississippi on April 1, 2002; Ennis, Texas on May 2, 2002; and Monterrey, Mexico on April 12, 2003; all together accounting for + EUR 213 million.

•	Asia, the startup of the Bowin power station (Thailand) at the end of January 2003 (+ EUR 103 million), and good sales and operating performance by Hanjin City Gas (South Korea, + EUR 23 million).

•	LNG business development outside North America (+ EUR 100 million).

Latin America recorded organic revenue growth of + EUR 96 million, excluding the impact of the Brazilian rationing on the 2002 figures. Chile and Argentina contributed some + EUR 20 million of this growth resulting from an increase in volumes sold. Leaving aside the effect of rationing, revenues in Brazil grew by + EUR 80 million, partly due to new bilateral contracts with distributors and industrial customers to replace the “regulated initial contracts” signed with distributors.

3.	Growth in the Energy and Industrial Services business was 1.4% (+ EUR 94 million). In organic growth terms, the figure was 1.8% (an increase mainly due to Elyo (+ 6.8%), offset by a slight fall in installation and maintenance activities).

•	ENVIRONMENT

(in EUR millions)	September 30, 2003	September 30, 2002	Gross change	Organic growth
SELS Water Europe	2,717.0	3,139.2	-13.4%	7.5%
SELS Waste Services Europe	3,796.8	3,806.5	-0.3%	0.7%
Degrémont	579.4	568.4	1.9%	10.4%
Others / International	1,842.3	1,865.7	-1.3%	19.4%
OIS	107.8	85.6	25.9%	18.6%

Environment, excl. Nalco	9,043.3	9,465.4	-4.5%	7.0%

The Environment business (excluding Nalco) revenues were + EUR 9.0 billion, down 4.5% due to changes in Group structure (- EUR 664 million, mainly concerning the partial sale of Northumbrian) and exchange-rate losses (- EUR 341 million), but alleviated by sustained organic growth. Net growth was in fact + EUR 581 million (+7.0%). Aside from the Puerto Rico contract, organic growth was still high (+ 3.9%), due essentially to:

•	the Water business in France (+ 5.3%), due to very hot weather conditions this summer, new contracts and new activities coming into force,
•	fine performance by Group Agbar; and
•	expansion of Degrémont’s business, boosted by the signing of major contracts in France and Italy.

The increase in the Waste Services business in Europe is mainly the result of growth in France (organic growth of + 3.7% due to rate increases and higher volumes). This trend was partially offset by a slowing in England, Germany and Benelux due to lower volumes in a difficult economic environment and to the termination of some less profitable contracts.

The revenues of Nalco, the company currently being sold, were + EUR 1,865 million at September 30, 2003 and recorded a 13% gross decrease, mainly due to the impact of euro/dollar exchange rate fluctuations.

•	OTHER

Growth in the Communications sector reached + 21% (+ EUR 94 million), thanks to fine performances by M6 and a rise in sales at Noos. Organic growth was + 8.3%

REVENUE BREAKDOWN BY GEOGRAPHIC ZONE

The geographic revenue breakdown was as follows:

(in EUR millions)	30-Sep-03	Weighting%	Weighting without Nalc%	September 30, 2002(1)	Weighting%	Change
France	6,947.1	22.7%	24.1%	6,741.1	23.1%	3.1%
Belgium	8,204.0	26.9%	28.6%	7,409.3	25.3%	10.7%
Subtotal, France+Belgium	15,151.1	49.6%	52.7%	14,150.4	48.4%	7.1%
Other EU	7,143.5	23.4%	23.4%	7,326.5	25.1%	-2.5%
Other European countries	1,068.2	3.5%	3.6%	697.1	2.4%	53.2%
Subtotal, Europe	23,362.8	76.5%	79.7%	22,174.0	75.8%	5.4%
North America (2)	3,942.3	12.9%	10.1%	3,146.1	10.8%	25.3%
Subtotal, Europe and North America	27,305.1	89.4%	89.8%	25,320.1	86.6%	7.8%
South America	1,309.4	4.3%	4.3%	1,823.0	6.2%	-28.2%
Asia, Middle East and Oceania	1,487.9	4.9%	4.5%	1,594.7	5.5%	-6.7%
Africa	436.2	1.4%	1.4%	502.9	1.7%	-13.3%
TOTAL	30,538.6	100.0%	100.0%	29,240.7	100.0%	4.4%

(1)	Published figure for 2002 after netting out purchases and sales in energy trading
(2)	including Mexico

Growth in France and in Belgium continued to be steady, that of “other European Union” is the result of bringing Polaniec into full consolidation, and of the proportional integration of AceaElectrabel and Tirrenopower. The “Other European Countries” region saw a decrease, due to the partial sale of Northumbrian. The very strong growth in the North American region (including Nalco)– despite the fall in the US dollar – is mainly the result of the development of LNG business. The fall recorded for the South America, Asia and Oceania regions is mainly connected with the depreciation of their local currencies.

REVENUES BREAKDOWN BY GEOGRAPHIC ZONES

The geographic revenues breakdown was as follows:

	30 September 2003	30 September 2002	Organic growth
Published turnover	30 538,6	33 090,2
energy trading(1)		3 849,5
Publ. Turnover less energy tr	30 538,6	29 240,7
Perimeter effect(2)	-1 300,6	-1 271,8
Nalco (3)	-1 864,5	-2 148,1
Currency effect (4)		-917,3
Gas price effect		356,9

Comparable turnover	27 373,5	25 260,4	8,4%

(1)	Revenues are now presented after netting out purchases and sales in energy trading. The figures for September 30, 2002 have been recalculated accordingly. The contribution made by trading activities of a strictly operational character, connected with the Group’s assets and aimed at optimizing the generation equipment mix and contract portfolios (fuel purchases and energy sales), has been included in revenues.
(2)	Respectively, 2003 revenues of companies added to the consolidation scope, and 2002 revenues of companies withdrawn from consolidation in 2002, and excluding Nalco’s effect on Group structure.
(3)	Elimination of Nalco’s contributions in comparable figures for 2002 and 2003: Suez organic growth has been calculated excluding Nalco because the division is currently being sold.
(4)	Excluding foreign exchange fluctuations relating to Nalco.

QUARTERLY REVENUE BREAKDOWN

(in EUR millions)

	Q1	Q2	Q3	Total
2002	10,214.9	9,612.2	9,413.6	29,240.7
2003	10,756.5	9,927.5	9,854.6	30,538.6
Variation in %	5.3%	3.3%	4.7%	4.4%

SUEZ,(www.suez.com) a worldwide industrial and services Group, active in sustainable development, provides companies, municipalities, and individuals innovative solutions in Energy – electricity and gas – and the Environment – water and waste services. In 2002, SUEZ generated revenues of EUR 40.218 billion (excluding energy trading). SUEZ is listed on the Euronext Paris, Euronext Brussels, Luxembourg, Zurich and New York Stock Exchanges.

Disclaimer Regarding Forward-Looking Statements

This press release contains certain forward-looking statements, particularly with respect to future events, trends, plans or objectives, such as debt reimbursement maturities, operational profitability resulting in cost reductions level of investments and the impact of the Action Plan and the results. These statements are based on management’s current views and assumptions and involve a number of risks and uncertainties which may lead to a significant difference between actual results and those suggested either explicitly or implicitly in these statements (or suggested by past results). Additional information about these risks and uncertainties appears in documents filed by SUEZ with the U.S. Securities and Exchange Commission and the French Commission des Opérations de Bourse. The present forward-looking statements are offered as of the date of release, with no undertaking by SUEZ to update or revise them, whether in connection with new information, future events, or any other factor.

For France:

Press contacts:	Financial analyst contact:
Anne Liontas: +331 40 06 66 54	Arnaud Erbin: +331 40 06 64 89
Antoine Lenoir: +331 40 06 66 50	Eléonore de Larboust: +331 40 06 17 53
Bertrand Haas : +331 40 06 66 09

For Belgium:

Guy Dellicour:             +322 507 02 77

This release is also available on the Internet: http://www.suez.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date : October 31, 2003	Company Name SUEZ

	By:	/s/ Patrick OUART
Name: Patrick Ouart
Title: General Secretary